Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS
(in thousands, except ratios)

The following table sets forth our historical and pro forma (to reflect our mergers with LRE and Eagle Rock in October 2015) consolidated ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred unit distributions for the periods indicated:

	Vanguard/ Eagle Rock/LRE Pro Forma	Vanguard Historical
	Nine Months Ended		Year Ended December 31,
	September 30, 2015		2014	2013	2012	2011	2010
Net income (loss) attributable to Vanguard unitholders	$(1,523,629)	$(1,374,752)	$64,345	$59,511	$(168,815)	$62,063	$21,885
Net income attributable to non-controlling interest	—	—	—	—	—	26,067	—
Net income (loss) before preferred unit distributions	$(1,523,629)	$(1,374,752)	$64,345	$59,511	$(168,815)	$88,130	$21,885

Fixed charges:
Interest including amortization of debt expense	$73,662	$61,693	$69,765	$61,148	$41,891	$28,994	$5,766
Settlements paid on interest rate derivative contracts	7,690	2,968	4,035	3,888	2,515	2,874	1,799
Portion of lease payments considered interest on operating leases	651	541	511	392	271	272	47
Total fixed charges	82,003	65,202	74,311	65,428	44,677	32,140	7,612
Series A preferred unit distributions(a)	3,813	3,813	5,055	2,634	—	—	—
Series B preferred unit distributions(b)	10,008	10,008	10,712	—	—	—	—
Series C preferred unit distributions(b)	6,249	6,249	2,430	—	—	—	—
Total fixed charges and preferred unit distributions	$102,073	$85,272	$92,508	$68,062	$44,677	$32,140	$7,612
Ratio of Earnings to Fixed Charges(c)	—	—	1.87	1.91	—	3.74	3.88
Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions(d)	—	—	1.50	1.84	—	—	—

(a)	No Series A Preferred Units were outstanding for any of the years ended December 31, 2012, 2011 or 2010.

(b)	No Series B Preferred Units or Series C Preferred Units were outstanding for any of the years ended December 31, 2013, 2012, 2011 or 2010.

(c)	In the nine months ended September 30, 2015, earnings were inadequate to cover fixed charges by approximately $1.4 billion (or approximately $1.5 billion on a pro forma basis to reflect our mergers with LRE and Eagle Rock in October 2015). The shortfall for the nine months ended September 30, 2015 was principally the result of non-cash natural gas and oil property impairment charges of $1.4 billion. In the year ended December 31, 2012, earnings were inadequate to cover fixed charges by approximately $168.8 million. The shortfall for the year ended December 31, 2012 was principally the result of non-cash natural gas and oil property impairment charges of $247.7 million.

(d)	In the nine months ended September 30, 2015, earnings were inadequate to cover fixed charges and preferred unit distributions by approximately $1.4 billion (or approximately $1.5 billion on a pro forma basis to reflect our mergers with LRE and Eagle Rock in October 2015). Because no Preferred Units were outstanding for any of the years ended December 31, 2012, 2011 or 2010, no historical ratios of earnings to combined fixed charges and preferred unit distributions are presented for these years.

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations available to our unitholders plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.